2

Exhibit 10
J-Bird Music Group Ltd.
Form 10-SB, Amendment No. 1
File No. 0-24449

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          FORM 10 - QSB
           QUARTERLY REPORT UNDER REGULATION SB OF THE
                SECURITIES EXCHANGE ACTS OF 1934

For the Quarter Ended
                                              Commission File Number:
September 30, 1998
                                              0-24449

                     J-BIRD MUSIC GROUP LTD.
     (Exact Name of Registrant as specified in its charter)

                Pennsylvania                                06-1411727

          ( State or other jurisdiction                    (IRS Employer
            of incorporation or organization)          Identification Number)



           396 Danbury Road Wilton, Connecticut  06897
     (Address and zip code of principal executive officers)

                         (203) 761-9393
                       ------------------
      (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required by Regulation SB of the Securities Exchange Act of 1934 during the preceding 12 months ( or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days.
  YES     X                                                  NO

Indicate the number of shares outstanding of each of the issuer/s classes of common stock, as of the last practicable date:

Number of shares Outstanding       Class               Date
13,842,795                         Common Stock      November 13, 1998
                                   $.001 par value

                     J-BIRD MUSIC GROUP LTD.
                              Index


PART I FINANCIAL INFORMATION

Balance sheet September 30 , 1998                          3

Statements of Operations
  Three Months Ended September 30, 1998 and 1997           4
  Nine  Months Ended September 30, 1998 and 1997           5

Statements of Cash Flow
 Nine Months Ended September 30 , 1998 and 1997            6

Notes to Unaudited Financial Statements
 September 30, 1998                                        7

Management's Discussion and Analysis of
Financial Condition and Results of Operations             10


Part II
         Other Information

         Signatures                                       14

                     J-BIRD MUSIC GROUP LTD.
                          BALANCE SHEET
                        SEPTEMBER 30,1998


ASSETS

Cash                                                    $     2,677
Inventory                                                   314,463
Accounts receivable                                          84,541
Loans receivable, shareholder                                35,000
Recording advances                                           39,165
Notes receivable                                            500,000
Total Current assets                                        975,846

Fixed assets, net                                           138,916
Other assets                                                 2 ,279

Total assets                                              1,117,041

LIABILITIES AND STOCKHOLDERS' EQUITY

Account payable and accrued expenses                      $ 257,476
Accrued royalties                                           34,786
Note payable                                                 15,000
Total current liabilities                                   307,262

Due to shareholders and officers                              7,330

Total Liabilities                                           314,592

Stockholders' Equity
Common stock $.001 par value 25,000,000 shares
Authorized, 13,837,795 issued and outstanding                13,837
Stock subscriptions receivable                            (290,286)
Paid in capital                                           5,634,199
Deficit                                                 (4,555,301)
                                                            802,449

Total Liabilities and Equity                         $    1,117,041

                     J-BIRD MUSIC GROUP LTD.
                    STATEMENTS OF OPERATIONS
          THREE MONTHS ENDED SEPTEMBER 30,1998 AND 1997


                                           1998           1997
                                      ------------------------

Net sales                               $  298,010     $   57,765

Cost of sales                              120,517         41,248
                                           177,493         16,517
Operating expenses:
Advertising and promotion                   71,747         44,657
Professional fees                          132,065              -
Amortization and depreciation                9,112          6,658
Salaries                                    88,036         82,223
Administrative expenses                     94,551         33,790

                                           395,411        167,328

Net (loss) before other income (expenses)(217,918)      (150,811)
Other income (expense)
Financing fee- sale of discounted
  common stock                            (92,500)             -

                                          (92,500)             -

Net loss                               $ (310,418)    $ (150,811)

Net loss per common share          $       (0.02)  $       (0.03)

Weighted average common shares outstanding13,659,462    4,403,570

                     J-BIRD MUSIC GROUP LTD.
                    STATEMENTS OF OPERATIONS
          NINE MONTHS ENDED SEPTEMBER 30,1998 AND 1997



                                           1998           1997
                                     ------------- --------------

Net sales                           $      561,436   $    132,021

Cost of sales                              276,951         97,885
                                           284,485         34,136
Operating expenses:
Advertising and promotion                  163,180         95,692
Professional fees                          185,131         58,599
Amortization and depreciation               27,375         24,848
Salaries                                   225,730        161,289
Administrative expenses                    206,028        138,352

                                           807,444        478,780

Net (loss) before other income (expenses)(522,959)      (444,644)

Other income (expense):
Financing fee- sale of discounted
  common stock                         (1,052,500)             -
Investment advisory fees                 (525,000)             -
Loss from disposition of assets          (173,000)             -
                                       (1,750,500)             -

Net loss                              $(2,273,459)    $ (444,644)

Net loss per common share        $         (0.18)  $       (0.11)

Weighted average common shares outstanding12,616,239    4,156,746

                     J-BIRD MUSIC GROUP LTD.
                    STATEMENTS OF CASH FLOWS
          NINE MONTHS ENDED SEPTEMBER  30,1998 AND 1997

                                            1998           1997
                                    -------------- --------------
Cash flows from (used in) operating activities
Adjustments to reconcile net (loss) to net cash from (used in) operating activities:

Net (loss)                           $ (2,273,459)    $ (444,644)
Amortization and depreciation               27,375         21,209
Financing fee- sale of common stock at discount1,052,500        -
Loss on sale of assets                     173,000              -
(Increase) in accounts receivable         (74,446)       (52,025)
(Increase) in inventory                  (260,697)       (58,799)
Stock issued for services                  614,350         27,000
(Increase) in recording advances          (17,500)       (17,105)
(Increase) other assets                          -          (979)
Compensation expense (non cash)                 -          90,000
(Decrease) increase in accounts payable   (40,900)        230,894

Net cash (used in) operating activities  (799,777)      (204,449)

Cash flows from (used in) investing activities
Purchase of fixed assets                 (34,806)        (75,356)
Net cash (used in) investing activities   (34,806)       (75,356)

Cash flows from (used in) financing activities
Collection of stock subscriptions          730,810              -
Collection of note receivable              205,000              -
Stock issued for cash                            -        205,000
Due from officers                                -          5,000
Due to shareholder                        (23,550)         48,630
Repayment of notes payable                (75,000)          (500)
Net cash from financing activities         837,260        258,130

Net increase (decrease) in cash              2,677       (21,675)

Cash, beginning of year                          -         21,675
Cash, end of year                      $     2,677 $            -

J- Bird Music Group LTD.
Notes to Unaudited Financial Statements September 30, 1998

Note 1.  Organization

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the provisions of Regulation SB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Certain reclassification and restatements of prior year numbers have been made to conform to the current year presentations.

On October 7, 1997, Caltron, Inc. entered into a stock purchase agreement with the shareholders of J-Bird Records, Inc. to purchase their shares of J-Bird Records, Inc. for the equivalent number of shares of Caltron Inc. The total number of shares exchanged in this transaction was 7,889,225 and was valued at $827,466. On October 8 1997, Caltron, Inc. changed its name to J-Bird Music Group LTD. J-Bird Records, Inc. is a wholly owned subsidiary of J-Bird Music Group LTD.

As  a  result of this transaction, the former shareholders of  J-
Bird Records, Inc. will be the controlling shareholders of the Company. This transaction has been accounted for as purchase of Caltron, Inc. by J-Bird Records, Inc.

J-Bird Records, Inc. is the first World Wide Web Recording  Label
(TM). The Company was officially launched on November 1, 1996 to market, distribute and sell music via a new medium - the Internet. At its Website, located at http://www.j-birdrecords.com, the Company attracts and signs recording artists through its on-line office and promotes, markets and sells their recordings through its on-line record store.

The Company has experienced operating losses since its inception and has experienced significant cash flow problems. The Company is in the processing of raising capital through various sources to fund its operations and has implemented certain operating strategies to obtain profitably.

The consolidated financial statements include the accounts of the
Company  and  its wholly owned subsidiary, J-Bird  Records,  Inc.
Material   intercompany  balances  and  transactions  have   been
eliminated in consolidation.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's form 10-SB filed for the year ended December 31,1997.

Earnings (loss) per share are based on the weighted average number of shares outstanding. Common stock equivalents have not been considered as their effect would be anti-dilutive.



Note 2. J-Bird Records, Inc.

On October 7, 1997, Caltron, Inc. entered into a stock purchase agreement with the shareholders of J-Bird Records, Inc. to purchase their shares of J-Bird Records, Inc. for the equivalent number of shares of the Company. The total number of common shares exchanged in this transaction was 7,889,225 and was valued at $827,466. This transaction has been accounted for as a purchase. The financial statements include the operations of Caltron, Inc. since October 7, 1997, date of acquisition.

The following table summarizes the unaudited pro forma results of operations of the Company for the three months and nine months ended September 30, 1997 assuming the acquisition of J-Bird Records, Inc. had occurred on January 1, 1997. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that would have occurred had the acquisition taken place on January 1, 1997 or of future results of operations.

Nine months                 Three months
                     Ended September 30, 1997Ended September 30, 1997

Net sales                       $132,021             $57,765

Net (loss)                 $ (3,205,202)       $ (2,806,900)

Net (loss) per share             $(0.38)             $(0.32)

Weighted average shares        8,538,971           8,785,795
                               =========           =========


Note 3. Disposition of Long Term Assets and Investments

Rhode Island Renal Institute

On May 3, 1996, the Caltron entered into an agreement with Rhode Island Renal Institute ("RIRI") and Brooks Porter ("Porter"). Under the agreement with Caltron, RIRI and Porter assigned to Caltron the right to manufacture and distribute a Renal Ozone Sterilization System ("ROSS") and any interests created by the development and investment agreement among Porter and RIRI.

In December 1997, the ROSS Corporation signed an agreement with the Company where the ROSS Corporation was going to buy the Company's interest in the ROSS project for $500,000. In connection with this transaction Caltron wrote down the value of its investment to $500,000 as of the date of acquisition.


In November 1998, the Company and the ROSS Corporation agreed to exchange 125,000 shares of the Company's stock owned by ROSS for the $500,000 note receivable. See note 5 to the financial statements.

Applied Advanced Technology

On June 14, 1996, Caltron entered into an Agreement with Applied Advanced Technologies, Inc. ("AAT") and Tovi Avnery ("Avnery") to acquire an interest in AAT and for AAT to acquire an equity interest in Caltron. Under the terms of this agreement, Caltron received an interest in the rights, title and interest in and to an electron beam technology. Under this Agreement, Caltron was to advance a total of $300,000 dollars to AAT. AAT received a total of $350,000. In return, the Company received 114,546 shares of common stock of AAT, representing 45% ownership in the company. Avnery also received 130,000 shares of restricted common stock of the Company.

On July 15, 1997, Caltron and AAT entered into a memorandum of understanding to terminate its relationship whereby AAT will pay Caltron $350,000 plus interest, not to exceed $500,000, by July 31, 1999. All shares of common stock of Caltron owned by AAT or Avnery were returned to the Company. In May 1998, the Company collected $205,000 for full settlement of the $350,000 note receivable from AAT.The difference has been recorded as a loss on disposition of assets in the nine months ended September 30, 1998.

Note 4. Common Stock

In the nine months ended September 30, 1998 the Company issued 2,250,000 shares of restricted common stock at prices below the fair market value of the stock. The Company has recorded a non-cash charge of $1,052,500 as "financing fees- sale of discounted stock" in connection with these sales. The Company has collected $730,810 of cash in the nine months ended September 30, 1998 with respect to the stock subscriptions. At September 30, 1998 $290,286 in subscriptions receivable were outstanding.

  The Company issued 500,000 common shares valued at $525,000  to
an   investment  banker  in  connection  with  an  agreement  for investment services. This was recorded as a non-cash charge to operations as investment advisory fees.

At September 30, 1998 warrants to purchase 87,140 shares of common stock exercisable through March 2002 at $.25 per share were outstanding.

At September 30, 1998 options to purchase $60,000 shares of stock at $1 per share were outstanding.


Note 5. Subsequent Event

In November 1998 the Company and the ROSS Corporation agreed to exchange 125,000 shares of the Company's stock owned by ROSS for the $500,000 note receivable in the accompanying financial statements. If the agreement is finalized the Company's assets and stockholders' equity would be decreased by $500,000 to $617,041 and $302,449 respectively.
             Management's Discussion and Analysis of
          Financial Condition and Results of Operations

Overview
-----------

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of J-Bird Music Group LTD's, consolidated results of operations and financial condition for the nine months ended September 30, 1998. The discussion should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

J-Bird derives its revenues from four principle sources: (i) sales of compact disks ("CDs") directly to the artists for resale to consumers, (ii) fees paid by artists to sign recording contracts, (iii) CD sales on the J-Bird Website; and (iv) retail CD sales.

J-Bird's strategy to develop products and services for the music entertainment business was primarily responsible for its net loss for the nine months ended September 30,1998 and the years ended December 31, 1996 and 1997. The Company has only a limited operating history in its operations upon which an evaluation of J-Bird and its prospects can be based. Accordingly, J-Bird believes that the results of its operations in the past during which time the Company had minimal revenues, are not meaningful indications of future performance. J-Bird incurred losses from continuing operations of $ 2,273,459 in the nine months ended September
30,1998 , $351,977 for the year ended December 31, 1996 and $1,929,865 for the year ended December 31, 1997.

In 1998 the Company signed a distribution agreement with Navarre Corporation which provides the Company with a national presence in approximately 52,000 traditional retail establishments. This agreement also provides the Company with a national sales force that has existing relationships with the major retail outlets in the country. As a start-up entity in 1997 the Company sold directly to retail markets with minimal results. In the second half of 1997 the Company was able to obtain two distribution agreements with regional distributors. This enabled the Company to establish a regional presence and provided credentials that assisted in signing the distribution agreement with Navarre Corporation.

The Company currently intends to increase substantially its operating expenses to (a) fund increased sales and marketing, enhance its existing website and to complete strategic relationships important to the success of the Company. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of music recordings, related merchandise, advertising and sponsorship programs to achieve or maintain profitability on a quarterly or annual basis in the future. The Company expects negative cash flow from operations to continue for the foreseeable future as it continues to develop and market its business.


Liquidity and Capital Resources

The Company has financed its operations and capital expenditures primarily from equity financing and loans from shareholders. At September 30, 1998 , the Company had a cash balance of $2,677. The Company received $205,000 in May 1998 with respect to the $350,000 note receivable from AAT and recognized a loss of $145,000 on this transaction. The Company also received $730,810 in cash from the sale of restricted stock through subscription agreements. The stock has been sold at a discount to market resulting in a non-cash charge to earnings of $1,052,500. The amount due under stock subscriptions at September 30, 1998 was $290,286. The Company expects negative cash flow from operations to continue for the foreseeable future, as it continues to develop and market its operations. Inflation has not had any material impact on the Company's operations.

While the Company has positive working capital at September 30, 1998 the $500,000 note receivable responsible for the positive working capital is in the process of being exchanged for the purchase of treasury stock. See Note 5. to the financial statements.

The Company is currently pursuing long term financing for its operating activities and a potential acquisition. No source of financing has occurred to date and there can be no assurance that financing will be available, or if available, that it will be on acceptable terms. The ability to finance existing and future operations will be dependent upon external sources.

Results  of  Operations-  Nine months ended  September  30,  1998 compared to Nine months ended September 30,1997


                                    1998                1997
                             -----------          ----------
Net Sales                       $561,436            $132,021
------------
Cost of Sales                   $276,951             $97,885

---------------

 In 1998 the Company signed a distribution agreement with Navarre Corporation which provides the Company with a national presence in approximately 52,000 traditional retail establishments. This agreement also provides the Company with a national sales force that has existing relationships with the major retail outlets in the country. As a start-up entity in 1997 the Company sold directly to retail markets with minimal results. In the second half of 1997 the Company was able to obtain two distribution agreements with regional distributors. This enabled the Company to establish a regional presence and provided credential that assisted in signing the distribution agreement with Navarre Corporation.

  In addition to obtaining the distribution agreement with Navarre, sales increased due to the increased number of artists and bands signed by the Company in 1998, including two nationally recognized performers. These two artists accounted for approximately $290,000 of sales in 1998. Thirteen performers signed to agreements subsequent to September 30, 1997 had sales of approximately $130,000 in the nine months ended September 30, 1998. Sales also increased due to the development of the 1997 catalog. Five artists signed to agreements prior to September 30, 1997 have increased sales by $57,000 in 1998 compared to 1997.

 The Company has 214 of artists under agreements at September 30, 1998 compared to 159 at September 30, 1997.

Cost of sales in 1998 has increased in accordance with the increase in sales. The cost of sales includes a web site fee of approximately $31,000 for 1997 and 1998. As a result the 1997 cost of sales percentage is significantly higher than the 1998 percentage.

                                  1998                1997
                            ------------         -----------
Advertising and Promotion Expenses$163,180           $95,692
--------------------------------------------

The increase in advertising and promotion is due to the higher level of operations of the Company. The primary increase from 1997 to 1998 is due to an agreement with a advertising agency requiring monthly payments of $4,500.


Professional Fees
--------------------            $185,131             $58,599

The increase in professional fees is due to the higher level of legal, accounting and consulting fees of the Company. Include in professional fees in 1998 is a charge of approximately $51,000 to a recording artist for consulting services. Other consulting fees were approximately $60,000 greater than the 1997 levels.


Salaries                        $225,730            $161,289
---------

The  increase in salaries expense is due to the increased  number
of  employees,   six  in 1998 compared to three in  1997  of  the
Company.

Financing Fee-Sale of Discounted Stock$1,052,500      $  -0-
------------------------------------------------
Financing fees related to the non cash charge for the purchase of restricted common stock at a discount to the market value of the stock.
Loss on Sale of Assets          $173,000              $  -0-
--------------------------
Loss on sale of assets consists of $ 145,000 loss on the note receivable from ATT and the write down of $ 28,000 of other investments.


Administrative Expenses         $206,028            $138,352
------------------------------

The increase in administrative expenses is due to the increased of operations of the Company. Rent expense increased in 1998 by approximately $21,000 compared to 1997. Printing and stationary, registration fees, insurance, postage and general office expenses increased by approximately $29,000. Travel and entertainment increased by approximately $35,000. These increases were offset by a decrease in commission expense of approximately $17,000 compared to 1997.

Investments Advisory Fees       $525,000              $  -0-
--------------------------------

Investment advisory fees increased due to an agreement with an investment banking firm entered into in 1998. 500,000 shares of common stock valued at $525,000 were issued in connection with this transaction.

Results of Operations- Nine months ended September 30, 1997
compared to nine months ended September 30,1996

A comparison of the 1997 results to the 1996 results is not meaningful as the Company did not begin operations until October
1996.


PART  II
                                                      OTHER
INFORMATION

ITEM 1. LEGAL PROCEEDINGS
               Not applicable

ITEM 2. CHANGES IN SECURITIES
               Not applicable
ITEM 3. DEFAULT UPON SENIOR SECUITIES
              Not applicable
ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
             Not applicable
ITEM 5. OTHER INFORMATION
            Not applicable
ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K
           Not applicable

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        J-Bird Music Group LTD.
                                                          (Registrant)

Dated: November 19, 1998
By:  /s/ John J. Barbieri
                                          President